Credit Suisse (Bank)

CREDIT SUISSE

Financial Statements

6M20

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Revenue from contracts with customers
13 Trading assets and liabilities
14 Investment securities
15 Other investments
16 Loans
17 Financial instruments measured at amortized cost and credit losses
18 Goodwill
19 Other assets and other liabilities
20 Long-term debt
21 Accumulated other comprehensive income
22 Offsetting of financial assets and financial liabilities
23 Tax
24 Employee deferred compensation
25 Pension and other post-retirement benefits
26 Derivatives and hedging activities
27 Guarantees and commitments
28 Transfers of financial assets and variable interest entities
29 Financial instruments
30 Assets pledged and collateral
31 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse AG and its subsidiaries (the “Bank”) as of June 30, 2020, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the six-month period ended June 30, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. Basis for Review Results These interim financial statements are the responsibility of the Bank’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 30, 2020

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M20	6M19
Consolidated statements of operations (CHF million)
Interest and dividend income	7,867	10,476
Interest expense	(4,763)	(6,921)
Net interest income	3,104	3,555
Commissions and fees	5,816	5,483
Trading revenues	2,105	1,087
Other revenues	990	986
Net revenues	12,015	11,111
Provision for credit losses	860	106
Compensation and benefits	4,420	4,609
General and administrative expenses	3,495	3,508
Commission expenses	658	627
Total other operating expenses	4,153	4,135
Total operating expenses	8,573	8,744
Income before taxes	2,582	2,261
Income tax expense	244	701
Net income	2,338	1,560
Net income attributable to noncontrolling interests	4	7
Net income attributable to shareholders	2,334	1,553
Consolidated statements of comprehensive income (unaudited)
in	6M20	6M19
Comprehensive income/(loss) (CHF million)
Net income	2,338	1,560
Gains/(losses) on cash flow hedges	243	93
Foreign currency translation	(1,011)	(391)
Unrealized gains/(losses) on securities	(20)	27
Actuarial gains/(losses)	7	8
Gains/(losses) on liabilities related to credit risk	1,614	(1,238)
Other comprehensive income/(loss), net of tax	833	(1,501)
Comprehensive income	3,171	59
Comprehensive income/(loss) attributable to noncontrolling interests	(9)	0
Comprehensive income attributable to shareholders	3,180	59
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M20	2019
Assets (CHF million)
Cash and due from banks	131,292	101,044
of which reported at fair value	368	356
of which reported from consolidated VIEs	96	138
Interest-bearing deposits with banks	1,176	673
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,890	106,997
of which reported at fair value	78,448	85,556
Securities received as collateral, at fair value	42,479	40,219
of which encumbered	24,902	22,521
Trading assets, at fair value	156,877	153,895
of which encumbered	41,367	46,650
of which reported from consolidated VIEs	2,423	2,788
Investment securities	582	1,004
of which reported at fair value	487	1,004
of which encumbered	95	0
Other investments	5,814	5,634
of which reported at fair value	3,731	3,548
of which reported from consolidated VIEs	1,471	1,412
Net loans	301,927	304,025
of which reported at fair value	13,231	12,661
of which encumbered	167	293
of which reported from consolidated VIEs	843	649
allowance for loan losses	(1,668)	(945)
Goodwill	3,979	3,960
Other intangible assets	273	291
of which reported at fair value	209	244
Brokerage receivables	44,289	35,648
Other assets	37,911	37,069
of which reported at fair value	9,321	10,402
of which encumbered	166	217
of which reported from consolidated VIEs	1,997	1,674
of which loans held-for-sale reported at lower of cost and market value (amortized cost base)	690	–
Total assets	831,489	790,459
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M20	2019
Liabilities and equity (CHF million)
Due to banks	18,018	16,742
of which reported at fair value	484	322
Customer deposits	390,093	384,950
of which reported at fair value	3,603	3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,683	27,641
of which reported at fair value	17,473	10,823
Obligation to return securities received as collateral, at fair value	42,479	40,219
Trading liabilities, at fair value	44,040	38,186
of which reported from consolidated VIEs	11	8
Short-term borrowings	27,861	28,869
of which reported at fair value	12,079	11,333
of which reported from consolidated VIEs	4,515	4,885
Long-term debt	168,554	151,000
of which reported at fair value	67,959	69,406
of which reported from consolidated VIEs	1,803	1,671
Brokerage payables	31,911	25,683
Other liabilities	27,810	30,406
of which reported at fair value	7,365	7,869
of which reported from consolidated VIEs	251	296
Total liabilities	781,449	743,696
Common shares	4,400	4,400
Additional paid-in capital	45,760	45,774
Retained earnings	15,694	13,492
Accumulated other comprehensive income/(loss)	(16,700)	(17,546)
Total shareholders' equity	49,154	46,120
Noncontrolling interests	886	643
Total equity	50,040	46,763

Total liabilities and equity	831,489	790,459

end of	6M20	2019
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2020. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M20 (CHF million)
Balance at beginning of period	4,400	45,774	13,492	0		(17,546)	46,120	643	46,763
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(8)	(8)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	5	5
Net income/(loss)	–	–	2,334	–		–	2,334	4	2,338
Cumulative effect of accounting changes, net of tax	–	–	(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–		846	846	(13)	833
Share-based compensation, net of tax	–	(1)	–	–		–	(1)	–	(1)
Dividends on share-based compensation, net of tax	–	(18)	–	–		–	(18)	–	(18)
Dividends paid	–	(10)	–	–		–	(10)	–	(10)
Changes in scope of consolidation, net	–	–	–	–		–	–	249	249
Other	–	15	–	–		–	15	6	21
Balance at end of period	4,400	45,760	15,694	0		(16,700)	49,154	886	50,040
6M19 (CHF million)
Balance at beginning of period	4,400	45,557	10,179	0		(14,840)	45,296	698	45,994
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(18)	(18)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	12	12
Net income/(loss)	–	–	1,553	–		–	1,553	7	1,560
Cumulative effect of accounting changes, net of tax	–	–	242	–		(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–		(1,494)	(1,494)	(7)	(1,501)
Share-based compensation, net of tax	–	(167)	–	–		–	(167)	–	(167)
Dividends on share-based compensation, net of tax	–	(32)	–	–		–	(32)	–	(32)
Dividends paid	–	–	(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–		–	–	160	160
Other	–	(2)	–	–		–	(2)	1	(1)
Balance at end of period	4,400	45,356	11,964	0		(16,398)	45,322	852	46,174
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M20	6M19
Operating activities (CHF million)
Net income	2,338	1,560
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	580	574
Provision for credit losses	860	106
Deferred tax provision/(benefit)	110	241
Valuation adjustments relating to long-term debt	441	7,593
Share of net income/(loss) from equity method investments	(41)	(50)
Trading assets and liabilities, net	377	(11,946)
(Increase)/decrease in other assets	(12,052)	(1,688)
Increase/(decrease) in other liabilities	5,053	1,685
Other, net	(387)	(577)
Total adjustments	(5,059)	(4,062)
Net cash provided by/(used in) operating activities	(2,721)	(2,502)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(471)	237
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(899)	2,920
Purchase of investment securities	(259)	(307)
Proceeds from sale of investment securities	626	4
Maturities of investment securities	51	394
Investments in subsidiaries and other investments	(71)	(147)
Proceeds from sale of other investments	413	568
(Increase)/decrease in loans	(3,002)	(11,065)
Proceeds from sales of loans	2,319	2,460
Capital expenditures for premises and equipment and other intangible assets	(484)	(471)
Proceeds from sale of premises and equipment and other intangible assets	23	29
Other, net	88	222
Net cash provided by/(used in) investing activities	(1,666)	(5,156)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M20	6M19
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	9,595	4,909
Increase/(decrease) in short-term borrowings	401	3,891
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	3,707	(4,856)
Issuances of long-term debt	41,092	14,659
Repayments of long-term debt	(19,814)	(18,604)
Dividends paid	(10)	(11)
Other, net	459	280
Net cash provided by/(used in) financing activities	35,430	268
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(795)	(150)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	30,248	(7,540)

Cash and due from banks at beginning of period [1]	101,044	99,314
Cash and due from banks at end of period [1]	131,292	91,774
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M20	6M19
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	443	400
Cash paid for interest	4,954	6,659
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2019 (Credit Suisse Annual Report 2019).
In addition, these condensed consolidated financial statements make references to the Group’s condensed consolidated financial statements in its 2Q20 and 1Q20 Financial Reports and the Group’s consolidated financial statements in the Credit Suisse Annual Report 2019.
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for a description of accounting standards adopted in 2018.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for the most recently adopted accounting standards and standards to be adopted in future periods.
ASC Topic 326 – Financial Instruments – Credit Losses
As the Bank is an SEC filer, ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Bank adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which resulted in a decrease in retained earnings of CHF  132 million, net of tax, with no significant impact on regulatory capital.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information on business developments.
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income/(loss) before taxes
in	6M20	6M19
Net revenues (CHF million)
Swiss Universal Bank	3,013	2,855
International Wealth Management	2,776	2,786
Asia Pacific	2,089	1,767
Global Markets	3,531	3,025
Investment Banking & Capital Markets	885	810
Adjustments	(279)	(132)
Net revenues	12,015	11,111
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,276	1,204
International Wealth Management	885	967
Asia Pacific	550	420
Global Markets	921	639
Investment Banking & Capital Markets	(176)	(87)
Adjustments [1]	(874)	(882)
Income/(loss) before taxes	2,582	2,261
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	6M20	2019
Total assets (CHF million)
Swiss Universal Bank	239,966	232,729
International Wealth Management	97,067	93,059
Asia Pacific	101,719	107,660
Global Markets	213,114	214,019
Investment Banking & Capital Markets	26,728	17,819
Adjustments [1]	152,895	125,173
Total assets	831,489	790,459
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

5 Net interest income
in	6M20	6M19
Net interest income (CHF million)
Loans	3,113	3,646
Investment securities	3	5
Trading assets	3,231	3,746
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	936	1,560
Other	584	1,519
Interest and dividend income	7,867	10,476
Deposits	(857)	(1,593)
Short-term borrowings	(155)	(218)
Trading liabilities	(1,473)	(1,783)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(505)	(938)
Long-term debt	(1,522)	(1,788)
Other	(251)	(601)
Interest expense	(4,763)	(6,921)
Net interest income	3,104	3,555
6 Commissions and fees
in	6M20	6M19
Commissions and fees (CHF million)
Lending business	786	827
Investment and portfolio management	1,508	1,612
Other securities business	40	46
Fiduciary business	1,548	1,658
Underwriting	981	861
Brokerage	1,774	1,435
Underwriting and brokerage	2,755	2,296
Other services	727	702
Commissions and fees	5,816	5,483
7 Trading revenues
in	6M20	6M19
Trading revenues (CHF million)
Interest rate products	(921)	94
Foreign exchange products	1,113	(276)
Equity/index-related products	(88)	924
Credit products	1,217	(130)
Commodity and energy products	97	84
Other products	687	391
Trading revenues	2,105	1,087
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M20	6M19
Other revenues (CHF million)
Loans held-for-sale	(16)	(16)
Long-lived assets held-for-sale	10	103
Equity method investments	58	109
Other investments	451	222
Other	487	568
Other revenues	990	986
9 Provision for credit losses
in	6M20	6M19
Provision for credit losses (CHF million)
Loans held at amortized cost	691	90
Other financial assets held at amortized cost	32	11
Off-balance sheet credit exposures	137	5
Provision for credit losses	860	106
10 Compensation and benefits
in	6M20		6M19
Compensation and benefits (CHF million)
Salaries and variable compensation	3,711		3,900
Social security	293		301
Other	416	[1]	408
Compensation and benefits	4,420		4,609
1
Includes pension-related expenses of CHF 272 million and CHF 256 million in 6M20 and 6M19, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	6M20	6M19
General and administrative expenses (CHF million)
Occupancy expenses	415	478
IT, machinery and equipment	561	515
Provisions and losses	203	136
Travel and entertainment	85	151
Professional services	1,481	1,497
Amortization and impairment of other intangible assets	3	3
Other [1]	747	728
General and administrative expenses	3,495	3,508
1 Includes pension-related expenses/(credits) of CHF 1 million and CHF 5 million in 6M20 and 6M19, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Revenue from contracts with customers
> Refer to “Note 13 – Revenue from contracts with customers” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information.
Contracts with customers and disaggregation of revenues
in	6M20	6M19
Contracts with customers (CHF million)
Investment and portfolio management	1,508	1,612
Other securities business	40	46
Underwriting	981	861
Brokerage	1,772	1,433
Other services	774	745
Total revenues from contracts with customers	5,075	4,697
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q20	1Q20	4Q19
Contract balances (CHF million)
Contract receivables	983	859	886
Contract liabilities	53	58	53
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	12	11	14
There were no material net impairment losses on contract receivables in 6M20 and 6M19. The Bank’s contract terms are generally such that they do not result in any contract assets.
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 13 – Revenue from contracts with customers” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
13 Trading assets and liabilities
end of	6M20	2019
Trading assets (CHF million)
Debt securities	71,072	67,030
Equity securities	55,269	64,604
Derivative instruments [1]	25,834	17,730
Other	4,702	4,531
Trading assets	156,877	153,895
Trading liabilities (CHF million)
Short positions	28,606	24,714
Derivative instruments [1]	15,434	13,472
Trading liabilities	44,040	38,186
1 Amounts shown after counterparty and cash collateral netting.

Cash collateral on derivative instruments
end of	6M20	2019
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	26,163	20,739
Cash collateral received	17,958	14,633
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	7,488	4,570
Cash collateral received	7,184	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 22 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.
14 Investment securities
end of	6M20	2019
Investment securities (CHF million)
Debt securities held-to-maturity	95	0
Debt securities available-for-sale	487	1,004
Total investment securities	582	1,004
Investment securities by type
	6M20				2019
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Corporate debt securities	95	0	0	95	0	0	0	0
Debt securities held-to-maturity	95	0	0	95	0	0	0	0
Foreign governments	0	0	0	0	163	8	0	171
Corporate debt securities	481	6	0	487	807	28	2	833
Debt securities available-for-sale	481	6	0	487	970	36	2	1,004
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2019 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
> Refer to “Note 15 – Investment securities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information on gross unrealized losses on debt securities and related fair value.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M20	6M19
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	626	4
Realized gains	42	0
Amortized cost, fair value and average yield of debt securities
end of 6M20	Amortized cost	Fair value	Average yield (in %)
CHF million, except where indicated
Due within 1 year	95	95	0.51
Debt securities held-to-maturity	95	95	0.51
Due within 1 year	151	151	0.39
Due from 5 to 10 years	330	336	0.08
Debt securities available-for-sale	481	487	0.18

Allowance for credit losses on debt securities available-for-sale
> Refer to “Note 15 – Investment securities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information on allowance for credit losses on debt securities available for sale.
As of the end of 6M20, the Bank had no allowance for credit losses on debt securities available-for-sale.
15 Other investments
end of	6M20	2019
Other investments (CHF million)
Equity method investments	2,868	2,361
Equity securities (without a readily determinable fair value) [1]	1,819	2,145
of which at net asset value	355	407
of which at measurement alternative	385	272
of which at fair value	1,047	1,434
of which at cost less impairment	32	32
Real estate held-for-investment [2]	60	76
Life finance instruments [3]	1,067	1,052
Total other investments	5,814	5,634
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 6M20 and 2019, real estate held for investment included foreclosed or repossessed real estate of CHF  16 million and CHF  24 million, respecitvely, of which CHF  11 million and CHF  10 million, respecively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M20	Cumulative	6M19
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(3)	(11)	0
Upward adjustments	137	148	11
> Refer to “Note 29 – Financial instruments” for further information on equity securities without a readily determinable fair value.
In 2Q20, as a result of a corporate action by Pfandbriefbank, the Bank has revalued the shares it holds in Pfandbriefbank under the measurement alternative principle in accordance with US GAAP in respect of this equity investment. This resulted in a gain before taxes of CHF  134 million.
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, the Bank has become an 18% shareholder in the combined business and will be represented on the board of directors.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  29 million for both 6M20 and 2019.
An impairment of CHF  1 million was recorded on real estate held-for-investments in 6M20, while no impairment was recorded in 6M19.

16 Loans
> Refer to “Note 17 – Loans” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q20 for further information.
Loans
end of	6M20	2019
Loans (CHF million)
Mortgages [1]	110,022	109,671
Loans collateralized by securities [1]	48,984	56,425
Consumer finance	4,977	4,401
Consumer	163,983	170,497
Real estate	29,095	29,220
Commercial and industrial loans [1]	79,834	74,094
Financial institutions	27,167	27,013
Governments and public institutions	3,628	4,262
Corporate & institutional	139,724	134,589
Gross loans	303,707	305,086
of which held at amortized cost	290,476	292,425
of which held at fair value	13,231	12,661
Net (unearned income)/deferred expenses	(112)	(116)
Allowance for credit losses	(1,668)	(945)
Net loans	301,927	304,025
Gross loans by location
Switzerland	173,727	169,671
Foreign	129,980	135,415
Gross loans	303,707	305,086
Impaired loans
Non-performing loans	1,994	1,250
Non-interest-earning loans	268	248
Non-accrual loans	2,262	1,498
Restructured loans	226	350
Potential problem loans	791	266
Other impaired loans	1,017	616
Gross impaired loans [2]	3,279	2,114
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

2
As of the end of 6M20 and 2019, CHF  213 million and CHF  208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on categories of impaired loans.
> Refer to “Note 17– Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

17 Financial instruments measured at amortized cost and credit losses
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q20 for further information.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
6M20 (CHF million)
Cash and due from banks	130,927		(3)	130,924
Interest-bearing deposits with banks	1,182	[2]	(6)	1,176
Securities purchased under resale agreements and securities borrowing transactions	26,442		0	26,442
Debt securities held-to-maturity	95		0	95
Loans	290,364	[2,3]	(1,668)	288,696
Brokerage receivables	44,289	[2]	0	44,289
Other assets	15,112		(54)	15,058
Total	508,411		(1,731)	506,680
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest for credit losses in the total amount of CHF 490 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 2 million relates to interest-bearing deposits with banks, CHF 453 million to loans and CHF 35 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 91 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q20 and 1Q20 for further information on estimating expected credit losses in 6M20.
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	6M20				6M19			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	807	1,048	[2]	187	714	901
Current-period provision for expected credit losses	183	533	716		22	68	90
of which provisions for interest [3]	21	4	25		–	–	–
Gross write-offs	(24)	(59)	(83)		(48)	(93)	(141)
Recoveries	5	2	7		3	12	15
Net write-offs	(19)	(57)	(76)		(45)	(81)	(126)
Provisions for interest	–	–	–		5	16	21
Foreign currency translation impact and other adjustments, net	(6)	(14)	(20)		2	(7)	(5)
Balance at end of period	399	1,269	1,668		171	710	881
of which individually evaluated for impairment	313	585	898		130	445	575
of which collectively evaluated for impairment	86	684	770		41	265	306
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF  103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF  55 million is reflected in consumer loans and CHF  48 million in corporate & institutional loans.

3 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q20 and 1Q20 for further information on the Bank’s gross write-offs in 6M20.
Purchases, reclassifications and sales – loans held at amortized cost
	6M20			6M19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	21	1,328	1,349	0	977	977
Reclassifications from loans held-for-sale [2]	0	4	4	0	11	11
Reclassifications to loans held-for-sale [3]	0	988	988	0	1,748	1,748
Sales [3]	0	980	980	0	1,606	1,606
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
Allowance for credit losses – other financial assets held at amortized cost
6M20
CHF million
Balance at beginning of period	43
Current-period provision for expected credit losses	32
Gross write-offs	(9)
Recoveries	1
Net write-offs	(8)
Foreign currency translation impact and other adjustments, net	(4)
Balance at end of period	63
of which individually evaluated for impairment	19
of which collectively evaluated for impairment	44
Credit quality information
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, by year of origination.

Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M20 (CHF million)
Mortgages
2020	7,090	774	3	7,867
2019	15,143	1,693	11	16,847
2018	11,348	1,080	40	12,468
2017	8,208	976	80	9,264
2016	11,849	955	46	12,850
Prior years	45,659	3,490	202	49,351
Total term loans	99,297	8,968	382	108,647
Revolving loans	831	530	14	1,375
Total	100,128	9,498	396	110,022
Loans collateralized by securities
2020	1,548	814	105	2,467
2019	1,284	440	69	1,793
2018	745	231	170	1,146
2017	107	48	51	206
2016	196	215	0	411
Prior years	621	395	0	1,016
Total term loans	4,501	2,143	395	7,039
Revolving loans [1]	39,158	2,676	111	41,945
Total	43,659	4,819	506	48,984
Consumer finance
2020	480	610	1	1,091
2019	663	701	13	1,377
2018	311	324	20	655
2017	129	193	19	341
2016	35	90	12	137
Prior years	28	129	47	204
Total term loans	1,646	2,047	112	3,805
Revolving loans	873	153	89	1,115
Total	2,519	2,200	201	4,920
Consumer – total
2020	9,118	2,198	109	11,425
2019	17,090	2,834	93	20,017
2018	12,404	1,635	230	14,269
2017	8,444	1,217	150	9,811
2016	12,080	1,260	58	13,398
Prior years	46,308	4,014	249	50,571
Total term loans	105,444	13,158	889	119,491
Revolving loans	40,862	3,359	214	44,435
Total	146,306	16,517	1,103	163,926
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M20 (CHF million)
Real estate
2020	2,597	1,399	0	3,996
2019	3,554	2,173	1	5,728
2018	2,514	1,230	132	3,876
2017	1,225	533	96	1,854
2016	2,023	345	23	2,391
Prior years	7,444	1,446	26	8,916
Total term loans	19,357	7,126	278	26,761
Revolving loans	1,224	332	32	1,588
Total	20,581	7,458	310	28,349
Commercial and industrial loans
2020	5,408	8,192	79	13,679
2019	5,561	8,271	304	14,136
2018	2,422	5,350	226	7,998
2017	1,448	2,496	46	3,990
2016	1,285	1,554	29	2,868
Prior years	3,994	4,577	215	8,786
Total term loans	20,118	30,440	899	51,457
Revolving loans	11,187	11,029	558	22,774
Total	31,305	41,469	1,457	74,231
Financial institutions
2020	2,037	420	0	2,457
2019	2,478	326	41	2,845
2018	1,454	442	1	1,897
2017	105	110	0	215
2016	44	107	20	171
Prior years	336	22	3	361
Total term loans	6,454	1,427	65	7,946
Revolving loans	6,500	696	1	7,197
Total	12,954	2,123	66	15,143
Governments and public institutions
2020	44	12	0	56
2019	137	30	0	167
2018	81	0	0	81
2017	36	0	0	36
2016	271	1	0	272
Prior years	547	28	0	575
Total term loans	1,116	71	0	1,187
Revolving loans	14	0	0	14
Total	1,130	71	0	1,201
Corporate & institutional – total
2020	10,086	10,023	79	20,188
2019	11,730	10,800	346	22,876
2018	6,471	7,022	359	13,852
2017	2,814	3,139	142	6,095
2016	3,623	2,007	72	5,702
Prior years	12,321	6,073	244	18,638
Total term loans	47,045	39,064	1,242	87,351
Revolving loans	18,925	12,057	591	31,573
Total	65,970	51,121	1,833	118,924

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M20 (CHF million)
Loans held at amortized cost – total
2020	19,204	12,221	188	31,613
2019	28,820	13,634	439	42,893
2018	18,875	8,657	589	28,121
2017	11,258	4,356	292	15,906
2016	15,703	3,267	130	19,100
Prior years	58,629	10,087	493	69,209
Total term loans	152,489	52,222	2,131	206,842
Revolving loans	59,787	15,416	805	76,008
Total loans to third parties	212,276	67,638	2,936	282,850
Total loans to entities under common control	7,626	0	0	7,626
Total	219,902	67,638	2,936	290,476	[1]
Value of collateral [2]	192,167	54,266	2,247	248,680
1 Excludes accrued interest on loans held at amortized cost of CHF 453 million.
2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

2019 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2019 (CHF million)
Mortgages [1]	99,677	9,629	365	109,671
Loans collateralized by securities [1]	50,766	5,531	128	56,425
Consumer finance	1,527	2,677	167	4,371
Consumer	151,970	17,837	660	170,467
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans [1]	30,703	38,522	1,096	70,321
Financial institutions	19,912	2,122	47	22,081
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	72,305	48,385	1,268	121,958
Gross loans held at amortized cost	224,275	66,222	1,928	292,425
Value of collateral [2]	200,556	54,543	1,366	256,465
1
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.

Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M20 (CHF million)
Other financial assets held at amortized cost
2019	0	95	0	95
2018	0	70	0	70
Total term positions	0	165	0	165
Revolving positions	0	961	0	961
Total	0	1,126	0	1,126
Includes primarily mortgage servicing advances and failed purchases.
Past due financial assets
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
6M20 (CHF million)
Mortgages	109,519	128	24	14	337	503	110,022
Loans collateralized by securities	48,563	42	0	4	375	421	48,984
Consumer finance	4,293	405	20	48	154	627	4,920
Consumer	162,375	575	44	66	866	1,551	163,926
Real estate	28,213	40	5	0	91	136	28,349
Commercial and industrial loans	72,525	585	232	199	690	1,706	74,231
Financial institutions	14,470	609	1	1	62	673	15,143
Governments and public institutions	1,190	11	0	0	0	11	1,201
Corporate & institutional	116,398	1,245	238	200	843	2,526	118,924
Total loans to third parties	278,773	1,820	282	266	1,709	4,077	282,850
Total loans to entities under common control	7,626	0	0	0	0	0	7,626
Total loans held at amortized cost	286,399	1,820	282	266	1,709	4,077	290,476	[1]
2019 (CHF million)
Mortgages [2]	109,279	83	16	9	284	392	109,671
Loans collateralized by securities [2]	56,287	79	0	2	57	138	56,425
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	169,392	445	77	54	499	1,075	170,467
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans [2]	69,075	528	62	71	585	1,246	70,321
Financial institutions	21,945	85	1	3	47	136	22,081
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	120,321	734	73	76	754	1,637	121,958
Total loans held at amortized cost	289,713	1,179	150	130	1,253	2,712	292,425
1 Excludes accrued interest on loans held at amortized cost of CHF 453 million.
2
Certain corporate & institutional loans have been reclassified to consumer loans following the application of a look-through approach with regard to beneficial owners. Prior periods have been reclassified to conform to the current presentation.

As of the end of 6M20, the Bank did not have any loans that were past due more than 90 days and still accruing interest. Also, the Bank did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	6M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	380	1	20
Loans collateralized by securities	122	377	3	75
Consumer finance	168	204	0	4
Consumer	627	961	4	99
Real estate	155	270	3	37
Commercial and industrial loans	670	966	21	41
Financial institutions	46	65	0	8
Corporate & institutional	871	1,301	24	86
Total loans held at amortized cost	1,498	2,262	28	185
Collateral-dependent financial assets
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q20 and 1Q20 for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	6M20			6M19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7
Loans collateralized by securities	2	116	116	0	0	0
Commercial and industrial loans	7	32	15	6	14	14
Total loans	9	148	131	7	21	21
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	6M20		6M19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13
Commercial and industrial loans	3	12	0	0
Total loans	3	12	1	13
In 6M20, the loan modifications of the Bank included waiver of claims, extended loan repayment terms, including postponed loan amortization and extended pay-back period or maturity date.

18 Goodwill
6M20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	589	1,481	2,025	2,836	908	7,851
Goodwill acquired during the year	0	9	122	0	0	131
Foreign currency translation impact	(7)	(30)	(20)	(3)	(9)	(69)
Other	(2)	(30)	(11)	0	0	(43)
Balance at end of period	580	1,430	2,116	2,833	899	7,870
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	580	1,430	1,344	114	511	3,979
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 19 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information.

19 Other assets and other liabilities
end of	6M20	2019
Other assets (CHF million)
Cash collateral on derivative instruments	7,488	4,570
Cash collateral on non-derivative transactions	556	428
Derivative instruments used for hedging	173	183
Assets held-for-sale	7,460	8,971
of which loans [1]	7,406	8,886
allowance for loans held-for-sale	(8)	0
of which real estate [2]	29	38
of which long-lived assets	25	47
Premises, equipment and right-of-use assets	6,483	6,652
Assets held for separate accounts	106	111
Interest and fees receivable	4,589	5,301
Deferred tax assets	3,959	4,337
Prepaid expenses	572	343
of which cloud computing arrangement implementation costs	27	21
Failed purchases	1,836	1,643
Defined benefit pension and post-retirement plan assets	987	1,067
Other	3,702	3,463
Other assets	37,911	37,069
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,184	7,457
Cash collateral on non-derivative transactions	244	516
Derivative instruments used for hedging	15	48
Operating leases liabilities	2,111	2,388
Provisions	1,319	1,171
of which expected credit losses on off-balance sheet credit exposures	262	172
Liabilities held for separate accounts	106	111
Interest and fees payable	5,128	5,690
Current tax liabilities	562	658
Deferred tax liabilities	238	167
Failed sales	920	936
Defined benefit pension and post-retirement plan liabilities	436	455
Other	9,547	10,809
Other liabilities	27,810	30,406
1 Included as of the end of 6M20 and 2019 were CHF 278 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 6M20 and 2019, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 9 million, respectively, of which CHF  8 million and CHF 9 million, respectively, were related to residential real estate.

20 Long-term debt
Long-term debt
end of	6M20	2019
Long-term debt (CHF million)
Senior	98,787	88,307
Subordinated	67,964	61,022
Non-recourse liabilities from consolidated VIEs	1,803	1,671
Long-term debt	168,554	151,000
of which reported at fair value	67,959	69,406
of which structured notes	47,398	49,435
Structured notes by product
end of	6M20	2019
Structured notes by product (CHF million)
Equity	29,180	31,666
Fixed income	14,295	13,558
Credit	3,409	3,734
Other	514	477
Total structured notes	47,398	49,435

21 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
6M20 (CHF million)
Balance at beginning of period	28	(14,560)	30		(417)	(7)	(2,620)	(17,546)
Increase/(decrease)	168	(1,015)	(52)		0	0	1,515	616
Reclassification adjustments, included in net income/(loss)	75	17	32		7	0	99	230
Total increase/(decrease)	243	(998)	(20)		7	0	1,614	846
Balance at end of period	271	(15,558)	10		(410)	(7)	(1,006)	(16,700)
6M19 (CHF million)
Balance at beginning of period	(58)	(13,573)	9		(350)	(8)	(860)	(14,840)
Increase/(decrease)	93	(384)	27		0	0	(1,349)	(1,613)
Reclassification adjustments, included in net income/(loss)	0	0	0		8	0	111	119
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	93	(384)	27		(34)	0	(1,260)	(1,558)
Balance at end of period	35	(13,957)	36		(384)	(8)	(2,120)	(16,398)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 6M20 and 6M19.
Details on significant reclassification adjustments
in	6M20	6M19
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	17	0
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	7	10
Tax expense/(benefit)	0	(2)
Net of tax	7	8
1 These components are included in the computation of total benefit costs. Refer to "Note 25 – Pension and other post-retirement benefits" for further information.

22 Offsetting of financial assets and financial liabilities
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information.
Offsetting of derivatives
	6M20		2019
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.6	5.4	3.9	3.0
OTC	80.0	78.3	63.6	61.9
Exchange-traded	0.5	0.5	0.3	0.2
Interest rate products	87.1	84.2	67.8	65.1
OTC-cleared	0.2	0.3	0.1	0.2
OTC	24.0	26.8	21.0	25.4
Foreign exchange products	24.2	27.1	21.1	25.6
OTC	11.0	11.9	10.1	10.4
Exchange-traded	9.0	9.7	5.3	5.0
Equity/index-related products	20.0	21.6	15.4	15.4
OTC-cleared	0.7	0.6	2.8	3.0
OTC	5.0	5.8	3.1	4.0
Credit derivatives	5.7	6.4	5.9	7.0
OTC	1.9	1.0	1.2	0.5
Exchange-traded	0.1	0.1	0.0	0.0
Other products [1]	2.0	1.1	1.2	0.5
OTC-cleared	7.5	6.3	6.8	6.2
OTC	121.9	123.8	99.0	102.2
Exchange-traded	9.6	10.3	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	139.0	140.4	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(6.7)	(5.8)	(6.0)	(5.3)
OTC	(106.5)	(114.9)	(87.0)	(93.6)
Exchange-traded	(9.0)	(9.0)	(4.9)	(4.9)
Offsetting	(122.2)	(129.7)	(97.9)	(103.8)
of which counterparty netting	(103.6)	(103.6)	(83.2)	(83.2)
of which cash collateral netting	(18.6)	(26.1)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.8	0.5	0.8	0.9
OTC	15.4	8.9	12.0	8.6
Exchange-traded	0.6	1.3	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	16.8	10.7	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	9.2	4.7	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	26.0	15.4	17.9	13.5
of which recorded in trading assets and trading liabilities	25.8	15.4	17.7	13.5
of which recorded in other assets and other liabilities	0.2	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M20				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	79.4	(11.9)	67.5		80.6	(10.9)	69.7
Securities borrowing transactions	14.9	(0.2)	14.7		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	94.3	(12.1)	82.2		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	22.7	–	22.7		25.5	–	25.5
Total	117.0	(12.1)	104.9	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 78,448 million and CHF 85,556 million of the total net amount as of the end of 6M20 and 2019, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M20				2019
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	33.4	(12.1)	21.3		28.1	(11.4)	16.7
Securities lending transactions	4.9	0.0	4.9		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	41.4	0.0	41.4		39.0	0.0	39.0
Total subject to enforceable master netting agreements	79.7	(12.1)	67.6		72.6	(11.4)	61.2
Total not subject to enforceable master netting agreements [1]	5.6	–	5.6		2.0	–	2.0
Total	85.3	(12.1)	73.2		74.6	(11.4)	63.2
of which securities sold under repurchase agreements and securities lending transactions	42.8	(12.1)	30.7	[2]	34.4	(11.4)	23.0	[2]
of which obligation to return securities received as collateral, at fair value	42.5	0.0	42.5		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 17,473 million and CHF 10,823 million of the total net amount as of the end of 6M20 and 2019, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	6M20						2019
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.8	5.6		0.1		11.1	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	67.5	67.5		0.0		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	14.7	14.3		0.0		0.4	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	99.0	87.4		0.1		11.5	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	2.1		0.0		8.6	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	21.3	21.3		0.0		0.0	16.7	16.7		0.0		0.0
Securities lending transactions	4.9	4.4		0.0		0.5	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	41.4	35.3		0.0		6.1	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	78.3	63.1		0.0		15.2	71.0	55.9		0.0		15.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

23 Tax
The 6M20 income tax expense of CHF 244 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2020, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF  15.9 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF  39 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2013; the US – 2010; and the Netherlands – 2010.
Effective tax rate
in	6M20	6M19
Effective tax rate (%)	9.5	31.0
Tax expense reconciliation
in	6M20
CHF million
Income tax expense computed at the statutory tax rate of 20%	516
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	4
Other non-deductible expenses	23
Changes in deferred tax valuation allowance	(12)
Lower taxed income	(84)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	70
Other	(273)
Income tax expense	244
Foreign tax rate differential
6M20 included a foreign tax expense of CHF  4 million, mainly driven by profits made in higher tax jurisdictions, such as the UK, partially offset by profits in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
6M20 primarily included CHF 33 million relating to non-deductible expenses, a net benefit of CHF  11 million due to non-deductible interest expenses (including the impact of previously unrecognized tax benefits of CHF  157 million relating to the resolution of interest cost deductibility with and between international tax authorities) and non-deductible bank levy costs. The remaining balance included various smaller items.
Changes in deferred tax valuation allowance
6M20 included the impact of the estimated current year earnings, resulting in a decrease of valuation allowances of CHF  17 million mainly in respect of one of the Bank’s operating entities in the UK and Japan and an increase of valuation allowances of CHF  5 million mainly in respect of one of the Bank’s operating entities in Germany.
Lower taxed income
6M20 primarily included the impacts of CHF  31 million related to non-taxable life insurance income, CHF  26 million related to the Pfandbriefbank equity investment revaluation gain in Switzerland and the completed transfer of the InvestLab fund platform to Allfunds Group, CHF  22 million related to non-taxable dividend income and non-taxable offshore results of CHF  5 million.
Other
6M20 included a tax benefit of CHF  273 million, which mainly reflected the impact of the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF  180 million and the impact from a change in US tax rules relating to federal net operating losses (NOLs) where federal NOLs generated in tax years 2018, 2019 or 2020 can be carried back for five-years instead of no carry back before and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF  141 million. It also included a tax benefit of CHF  68 million relating to the beneficial earnings mix of one of the Bank’s operating entities in Switzerland. This was partially offset by a tax charge of CHF  44 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF  38 million relating to withholding taxes, CHF  21 million relating to uncertain tax positions, CHF  21 million relating to the impact of a prior year adjustment and CHF  9 million relating to the current year BEAT provision. The remaining balance included various smaller items.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial results, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 6M20.
Net deferred tax assets
end of	6M20	2019
Net deferred tax assets (CHF million)
Deferred tax assets	3,959	4,337
of which net operating losses	1,410	1,437
of which deductible temporary differences	2,549	2,900
Deferred tax liabilities	(238)	(167)
Net deferred tax assets	3,721	4,170
24 Employee deferred compensation
> Refer to “Note 25 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and “Note 28 – Employee deferred compensation” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
Deferred compensation expense
in	6M20	6M19
Deferred compensation expense (CHF million)
Share awards	289	291	[1]
Performance share awards	220	223
Contingent Capital Awards	83	156
Deferred cash awards	143	168	[1]
Retention awards	19	8	[1]
Total deferred compensation expense	754	846
1 Prior period has been reclassifed to conform to the current presentation.
Estimated unrecognized deferred compensation
end of	6M20
Estimated unrecognized compensation expense (CHF million)
Share awards	734
Performance share awards	424
Contingent Capital Awards	277
Deferred cash awards	377
Retention awards	45
Total	1,857

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
6M20 activity
In 6M20, the Bank granted share awards, performance share awards, Contingent Capital Awards (CCA) and upfront cash awards as part of the 2019 deferred variable compensation. Expense recognition for these awards began in 6M20 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M20, the Bank granted 63.2 million share awards at a weighted-average share price of CHF  10.71. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M20, the Bank granted 48.9 million performance share awards at a weighted-average share price of CHF  10.66. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M20, the Bank awarded CHF  257 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Deferred cash awards
In 6M20, the Bank granted deferred fixed cash compensation of CHF  121 million to certain employees in the Americas. This compensation will be expensed in Global Markets, Investment Banking & Capital Markets and International Wealth Management over a three-year vesting period from the grant date. Amortization of deferred fixed cash compensation granted in 6M20 and prior periods totaled CHF  57 million, of which CHF  33 million was related to awards granted in 6M20.
In 6M20, the Bank granted upfront cash awards of CHF 146 million to certain managing directors and directors in Investment Banking & Capital Markets and Asia Pacific. Amortization of upfront cash awards granted in 6M20 and prior periods totaled CHF  38 million, of which CHF  29 million was related to awards granted in 6M20.
Retention awards
In 6M20, the Bank granted deferred cash and stock retention awards of CHF 17 million. These awards are expensed over the applicable vesting period from the grant date. Amortization of retention awards granted in 6M20 and prior periods totaled CHF  19 million, of which CHF  2 million was related to awards granted in 6M20.
Share-based award activity
	6M20
Number of awards (in millions)	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	101.9	69.7
Granted	63.2	48.9
Settled	(42.7)	(26.1)
Forfeited	(2.0)	(0.5)
Balance at end of period	120.4	92.0
of which vested	9.1	7.9
of which unvested	111.3	84.1
25 Pension and other post-retirement benefits
> Refer to “Note 26 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and “Note 30 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
The Bank contributed and recognized expenses of CHF  264 million and CHF  248 million related to its defined contribution pension plans in 6M20 and 6M19, respectively.
The Bank expects to contribute CHF  17 million to the international single-employer defined benefit pension plans and CHF  11 million to other post-retirement defined benefit plans in 2020. As of the end of 6M20, CHF  9 million and CHF  6 million of contributions had been made to the international single-employer and other post-retirement defined benefit pension plans, respectively.
Components of net periodic benefit costs
in	6M20	6M19
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	8	8
Interest costs on benefit obligation	37	50
Expected return on plan assets	(44)	(55)
Amortization of recognized prior service cost/(credit)	1	0
Amortization of recognized actuarial losses	7	10
Net periodic benefit costs	9	13
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

26 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 29 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,009.8	2.9	2.7	0.0	0.0	0.0
Swaps	9,379.3	60.1	58.1	135.0	1.0	0.1
Options bought and sold (OTC)	1,267.9	23.9	23.8	0.0	0.0	0.0
Futures	299.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	165.1	0.5	0.5	0.0	0.0	0.0
Interest rate products	18,121.5	87.4	85.1	135.0	1.0	0.1
Forwards	1,064.6	8.3	9.0	13.9	0.1	0.0
Swaps	362.1	13.3	14.9	0.0	0.0	0.0
Options bought and sold (OTC)	314.2	3.5	4.0	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.5	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,750.2	25.1	27.9	13.9	0.1	0.0
Forwards	1.1	0.0	0.1	0.0	0.0	0.0
Swaps	154.7	8.4	5.9	0.0	0.0	0.0
Options bought and sold (OTC)	231.8	8.8	8.0	0.0	0.0	0.0
Futures	32.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	498.0	9.3	10.0	0.0	0.0	0.0
Equity/index-related products	917.9	26.5	24.0	0.0	0.0	0.0
Credit derivatives [2]	570.9	6.1	6.7	0.0	0.0	0.0
Forwards	16.6	0.4	0.4	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	21.2	0.4	0.3	0.0	0.0	0.0
Futures	16.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.5	0.1	0.1	0.0	0.0	0.0
Other products [3]	68.0	2.0	1.3	0.0	0.0	0.0
Total derivative instruments	21,428.5	147.1	145.0	148.9	1.1	0.1
The notional amount, PRV and NRV (trading and hedging) was CHF 21,577.4 billion, CHF 148.2 billion and CHF 145.1 billion, respectively, as of June 30, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2019	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	6,226.5	0.9	0.9	0.0	0.0	0.0
Swaps	9,184.5	50.8	48.4	113.2	0.5	0.1
Options bought and sold (OTC)	1,355.4	16.3	16.4	0.0	0.0	0.0
Futures	264.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	103.4	0.3	0.2	0.0	0.0	0.0
Interest rate products	17,134.0	68.3	65.9	113.2	0.5	0.1
Forwards	1,073.5	8.0	9.1	14.1	0.1	0.1
Swaps	389.5	10.9	13.7	0.0	0.0	0.0
Options bought and sold (OTC)	270.8	3.0	3.5	0.0	0.0	0.0
Futures	9.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,743.0	21.9	26.3	14.1	0.1	0.1
Forwards	1.0	0.0	0.0	0.0	0.0	0.0
Swaps	175.2	4.3	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	213.6	7.7	7.3	0.0	0.0	0.0
Futures	41.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	427.2	5.4	5.1	0.0	0.0	0.0
Equity/index-related products	858.2	17.4	17.0	0.0	0.0	0.0
Credit derivatives [2]	538.1	6.2	7.2	0.0	0.0	0.0
Forwards	13.2	0.2	0.1	0.0	0.0	0.0
Swaps	11.6	1.0	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	15.5	0.2	0.1	0.0	0.0	0.0
Futures	14.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Other products [3]	56.8	1.4	0.7	0.0	0.0	0.0
Total derivative instruments	20,330.1	115.2	117.1	127.3	0.6	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 20,457.4 billion, CHF 115.8 billion and CHF 117.3 billion, respectively, as of December 31, 2019.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Gains or losses on fair value hedges
in	6M20	6M19
Interest rate products (CHF million)
Hedged items [1]	(2,374)	(1,698)
Derivatives designated as hedging instruments [1]	2,226	1,580
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.
Hedged items in fair value hedges
	6M20					2019
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	18.3	0.2		0.6		15.2	0.1		0.7
Long-term debt	78.8	2.7		1.1		65.8	1.2		0.3
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.

Cash flow hedges
in	6M20	6M19
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	288	120
Gains/(losses) reclassified from AOCI into interest and dividend income	(42)	2
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(84)	(1)
Trading revenues	(30)	4
Total other operating expenses	(11)	(6)
Gains/(losses) reclassified from AOCI into income	(41)	(2)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	1	(7)
As of the end of 6M20, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF  117 million.
Net investment hedges
in	6M20	6M19
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	476	(119)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	9	0
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	6M20				2019
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.4	0.0	0.5	3.9	3.1	0.0	0.3	3.4
Collateral posted	3.0	0.1	–	3.1	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.2	0.9	0.7	0.1	0.1	0.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF  15.8 billion and CHF  16.7 billion as of the end of 6M20 and 2019, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	6M20							2019
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(56.0)	49.6		(6.4)	14.2		0.2	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(31.0)	28.5		(2.5)	14.1		(0.4)	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(87.0)	78.1		(8.9)	28.3		(0.2)	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(14.5)	13.3		(1.2)	5.5		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(72.5)	64.8		(7.7)	22.8		(0.1)	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(114.4)	111.2		(3.2)	37.4		(1.2)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(44.3)	39.7		(4.6)	14.7	[3]	(0.3)	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(158.7)	150.9		(7.8)	52.1		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(158.7)	150.9		(7.8)	52.1		(1.5)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(170.4)	160.8		(9.6)	51.6		(1.0)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(75.3)	68.2		(7.1)	28.8		(0.7)	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(245.7)	229.0		(16.7)	80.4		(1.7)	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(14.5)	13.3		(1.2)	5.5		(0.1)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(231.2)	215.7		(15.5)	74.9		(1.6)	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M20	2019
Credit derivatives (CHF billion)
Credit protection sold	245.7	221.9
Credit protection purchased	229.0	210.8
Other protection purchased	80.4	88.7
Other instruments [1]	15.8	16.7
Total credit derivatives	570.9	538.1
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M20 (CHF billion)
Single-name instruments	18.7	63.2	5.1	87.0
Multi-name instruments	39.3	105.7	13.7	158.7
Total instruments	58.0	168.9	18.8	245.7
2019 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9

27 Guarantees and commitments
> Refer to “Note 28 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and to “Note 32 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M20 (CHF million)
Credit guarantees and similar instruments	1,974	1,210	3,184	3,120		51	1,573
Performance guarantees and similar instruments	4,625	2,324	6,949	5,962		72	2,551
Securities lending indemnifications	1,449	0	1,449	1,449		0	1,449
Derivatives [2]	8,848	4,981	13,829	13,829		561	–	[3]
Other guarantees	4,918	1,394	6,312	6,276		94	3,720
Total guarantees	21,814	9,909	31,723	30,636		778	9,293
2019 (CHF million)
Credit guarantees and similar instruments	2,206	912	3,118	3,065		10	1,655
Performance guarantees and similar instruments	4,942	3,915	8,857	7,833		31	2,793
Derivatives [2]	13,194	4,050	17,244	17,244		295	–	[3]
Other guarantees	4,257	2,246	6,503	6,457		64	4,003
Total guarantees	24,599	11,123	35,722	34,599		400	8,451
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF  6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2019 to June 30, 2020 was CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2020 to June 30, 2021, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF  0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 28 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and to “Note 32 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.

Other commitments
	6M20							2019
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,285	53	3,338		3,248		2,073	4,434	163	4,597		4,518		3,077
Irrevocable loan commitments	19,662	89,255	108,917	[2]	104,992		48,456	27,145	97,982	125,127	[2]	120,436		60,118
Forward reverse repurchase agreements	127	0	127		127		127	41	0	41		41		41
Other commitments	299	182	481		481		49	630	300	930		930		127
Total other commitments	23,373	89,490	112,863		108,848		50,705	32,250	98,445	130,695		125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 125,565 million and CHF 128,295 million of unused credit limits as of the end of 6M20 and 2019, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

28 Transfers of financial assets and variable interest entities
> Refer to “Note 29 – Transfers of financial assets and variable interest entities“ in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and “Note 33 – Transfers of financial assets and variable interest entities“ in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M20 and 6M19 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M20	6M19
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	30	(1)
Proceeds from transfer of assets	4,862	3,632
Cash received on interests that continue to be held	21	19
RMBS
Net gain/(loss) [1]	22	(4)
Proceeds from transfer of assets	11,373	8,045
Purchases of previously transferred financial assets or its underlying collateral	0	(1)
Servicing fees	1	1
Cash received on interests that continue to be held	457	116
Other asset-backed financings
Net gain [1]	61	48
Proceeds from transfer of assets	4,766	4,801
Purchases of previously transferred financial assets or its underlying collateral	(638)	(389)
Fees [2]	72	74
Cash received on interests that continue to be held	11	3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M20 and 2019, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M20	2019
CHF million
CMBS
Principal amount outstanding	20,184	21,079
Total assets of SPE	26,731	28,748
RMBS
Principal amount outstanding	55,801	54,001
Total assets of SPE	57,228	55,595
Other asset-backed financings
Principal amount outstanding	25,905	27,982
Total assets of SPE	50,594	54,974
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 29 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M20							6M19
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			172				1,646			281				885
of which level 2			158				1,465			264				826
of which level 3			14				181			17				59
Weighted-average life, in years			8.1				3.6			4.1				4.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.0	–	38.2			–	[2]	2.0	–	37.3
Cash flow discount rate (rate per annum), in % [3]	1.4	–	9.2		0.7	–	24.7	2.5	–	8.3		2.3	–	11.6
Expected credit losses (rate per annum), in % [4]	4.0	–	8.6		3.3	–	22.9	1.3	–	5.8		1.7	–	3.4
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M20 and 2019.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M20											2019
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			330				2,494			662				399				2,282			751
of which non-investment grade			40				860			19				46				711			15
Weighted-average life, in years			6.5				3.6			2.2				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	46.4			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(52.7)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(99.9)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.3	–	22.4		0.6	–	42.0	1.1	–	25.4		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(4.7)				(32.5)			(3.2)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(9.3)				(62.3)			(6.3)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	1.4	–	10.9		0.2	–	29.7	1.1	–	25.4		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(4.1)				(30.2)			(3.2)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(8.0)				(58.0)			(6.3)				(8.1)				(47.3)			(4.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M20 and 2019.
> Refer to “Note 30 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M20	2019
CHF million
Other asset-backed financings
Trading assets	562	279
Other assets	184	0
Liability to SPE, included in other liabilities	(746)	(279)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M20 and 2019.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M20	2019
CHF billion
Government debt securities [1]	21.0	16.5
Corporate debt securities [1]	8.1	8.6
Asset-backed securities	5.5	2.5
Equity securities	0.8	0.7
Other	1.2	0.2
Securities sold under repurchase agreements	36.6	28.5
Government debt securities	0.9	0.1
Corporate debt securities	0.1	0.1
Equity securities	5.2	5.4
Other	0.1	0.1
Securities lending transactions	6.3	5.7
Government debt securities	5.4	5.3
Corporate debt securities	4.1	1.8
Asset-backed securities	0.1	0.1
Equity securities	32.9	33.0
Obligation to return securities received as collateral, at fair value	42.5	40.2
Total	85.4	74.4
1 Prior period has been corrected.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M20 (CHF billion)
Securities sold under repurchase agreements	5.6		20.2		4.3	6.5	36.6
Securities lending transactions	5.5		0.5		0.2	0.1	6.3
Obligation to return securities received as collateral, at fair value	41.9		0.3		0.2	0.1	42.5
Total	53.0		21.0		4.7	6.7	85.4
2019 (CHF billion)
Securities sold under repurchase agreements	5.2		15.2		5.9	2.2	28.5
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.3		6.0	2.2	74.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Bank (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 161 days as of the end of 6M20. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s. Alpine had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Bank’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Bank is not the primary beneficiary and does not consolidate these third-party CP conduits. The Bank’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Bank can enter into liquidity facilities with these third-party CP conduits through Alpine. As of the end of 6M20 and 2019, the Bank’s outstanding facilities provided to these third-party conduits through Alpine are not included in the tabular disclosure of non-consolidated VIEs and represent a maximum exposure to loss of CHF  6,157 million and CHF  6,159 million, respectively, and total assets of these non-consolidated VIEs of CHF  13,103 million and CHF  13,488 million, respectively.
The Bank’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M20 and 2019.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M20 (CHF million)
Cash and due from banks	0	4	35	10	37	10	96
Trading assets	0	0	1,397	48	962	16	2,423
Other investments	0	0	0	163	1,066	242	1,471
Net loans	0	505	54	45	33	206	843
Other assets	0	21	1,011	4	98	863	1,997
of which loans held-for-sale	0	0	429	0	0	0	429
of which premises and equipment	0	0	0	0	14	11	25
Total assets of consolidated VIEs	0	530	2,497	270	2,196	1,337	6,830
Trading liabilities	0	0	0	0	11	0	11
Short-term borrowings	0	4,515	0	0	0	0	4,515
Long-term debt	0	0	1,759	0	11	33	1,803
Other liabilities	0	57	2	4	86	102	251
Total liabilities of consolidated VIEs	0	4,572	1,761	4	108	135	6,580
2019 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	67	943	1,674
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	17	8	25
Total assets of consolidated VIEs	82	347	2,316	211	2,250	1,455	6,661
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	91	146	296
Total liabilities of consolidated VIEs	7	4,939	1,615	5	112	182	6,860

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
6M20 (CHF million)
Trading assets	198	5,176	934	81	7,513	13,902
Net loans	485	797	2,022	7,712	1,031	12,047
Other assets	14	79	121	0	543	757
Total variable interest assets	697	6,052	3,077	7,793	9,087	26,706
Maximum exposure to loss	764	7,636	3,077	11,675	9,559	32,711
Total assets of non-consolidated VIEs	7,498	165,338	119,389	28,657	26,137	347,019
2019 (CHF million)
Trading assets	230	4,897	962	109	4,311	10,509
Net loans	456	904	1,945	7,930	709	11,944
Other assets	3	26	513	0	380	922
Total variable interest assets	689	5,827	3,420	8,039	5,400	23,375
Maximum exposure to loss	785	7,664	3,425	12,239	5,937	30,050
Total assets of non-consolidated VIEs	8,057	141,608	127,558	25,590	14,274	317,087
29 Financial instruments
> Refer to “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and to “Note 34 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	368	0	–		–		368
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	78,448	0	–		–		78,448
Securities received as collateral	36,103	6,206	170	–		–		42,479
Trading assets	78,208	190,604	8,797	(121,242)		510		156,877
of which debt securities	16,139	51,735	3,198	–		–		71,072
of which foreign government	15,775	11,180	163	–		–		27,118
of which corporates	41	9,541	1,642	–		–		11,224
of which RMBS	0	28,377	1,102	–		–		29,479
of which equity securities	52,416	2,201	142	–		510		55,269
of which derivatives	7,353	135,622	4,101	(121,242)		–		25,834
of which interest rate products	2,940	83,790	639	–		–		–
of which foreign exchange products	180	24,676	138	–		–		–
of which equity/index-related products	4,220	21,252	1,067	–		–		–
of which credit derivatives	0	4,928	1,172	–		–		–
of which other derivatives	5	142	1,085	–		–		–
of which other trading assets	2,300	1,046	1,356	–		–		4,702
Investment securities	0	487	0	–		–		487
Other investments	16	7	2,839	–		869		3,731
of which other equity investments	16	6	1,765	–		514		2,301
of which life finance instruments	0	1	1,066	–		–		1,067
Loans	0	9,718	3,513	–		–		13,231
of which commercial and industrial loans	0	3,624	1,473	–		–		5,097
of which financial institutions	0	3,803	1,100	–		–		4,903
of which government and public institutions	0	1,980	447	–		–		2,427
Other intangible assets (mortgage servicing rights)	0	0	209	–		–		209
Other assets	127	7,575	2,581	(962)		–		9,321
of which loans held-for-sale	0	4,421	2,304	–		–		6,725
Total assets at fair value	114,454	293,413	18,109	(122,204)		1,379		305,151
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	484	0	–		–		484
Customer deposits	0	3,170	433	–		–		3,603
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	17,473	0	–		–		17,473
Obligation to return securities received as collateral	36,103	6,206	170	–		–		42,479
Trading liabilities	31,233	138,801	3,727	(129,727)		6		44,040
of which debt securities	2,906	4,700	0	–		–		7,606
of which foreign government	3,395	415	0	–		–		3,810
of which equity securities	20,717	207	70	–		6		21,000
of which derivatives	7,610	133,894	3,657	(129,727)		–		15,434
of which interest rate products	2,886	82,003	211	–		–		–
of which foreign exchange products	175	27,592	92	–		–		–
of which equity/index-related products	4,531	18,117	1,401	–		–		–
of which credit derivatives	0	5,191	1,558	–		–		–
Short-term borrowings	0	11,599	480	–		–		12,079
Long-term debt	0	59,454	8,505	–		–		67,959
of which structured notes over one year and up to two years	0	11,783	756	–		–		12,539
of which structured notes over two years	0	28,148	6,546	–		–		34,694
of which high-trigger instruments	0	7,917	0	–		–		7,917
of which other subordinated bonds	0	7,205	345	–		–		7,550
of which non-recourse liabilities	0	1,148	655	–		–		1,803
Other liabilities	3	6,298	1,185	(121)		–		7,365
Total liabilities at fair value	67,339	243,485	14,500	(129,848)		6		195,482
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2019	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	356	0	–		–		356
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,556	0	–		–		85,556
Securities received as collateral	36,438	3,780	1	–		–		40,219
Trading assets	85,622	157,186	7,885	(97,606)		808		153,895
of which debt securities	19,430	45,677	1,923	–		–		67,030
of which foreign government	19,281	7,484	198	–		–		26,963
of which corporates	16	10,941	1,128	–		–		12,085
of which RMBS	0	23,199	317	–		–		23,516
of which equity securities	60,737	2,862	197	–		808		64,604
of which derivatives	3,539	108,263	3,534	(97,606)		–		17,730
of which interest rate products	1,091	66,763	554	–		–		–
of which foreign exchange products	23	21,754	152	–		–		–
of which equity/index-related products	2,417	13,918	1,040	–		–		–
of which credit derivatives	0	5,336	879	–		–		–
of which other derivatives	5	66	909	–		–		–
of which other trading assets	1,916	384	2,231	–		–		4,531
Investment securities	0	1,004	0	–		–		1,004
Other investments	24	5	2,523	–		996		3,548
of which other equity investments	24	5	1,463	–		589		2,081
of which life finance instruments	0	0	1,052	–		–		1,052
Loans	0	8,945	3,716	–		–		12,661
of which commercial and industrial loans	0	2,491	1,283	–		–		3,774
of which financial institutions	0	3,730	1,201	–		–		4,931
of which government and public institutions	0	2,200	830					3,030
Other intangible assets (mortgage servicing rights)	0	0	244	–		–		244
Other assets	101	8,902	1,846	(447)		–		10,402
of which loans held-for-sale	0	6,594	1,619	–		–		8,213
Total assets at fair value	122,185	265,734	16,215	(98,053)		1,804		307,885
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2019	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	322	0	–		–		322
Customer deposits	0	2,865	474	–		–		3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	10,823	0	–		–		10,823
Obligation to return securities received as collateral	36,438	3,780	1	–		–		40,219
Trading liabilities	23,009	115,107	3,854	(103,786)		2		38,186
of which debt securities	3,636	5,286	0	–		–		8,922
of which foreign government	3,544	345	0	–		–		3,889
of which equity securities	15,628	109	53	–		2		15,792
of which derivatives	3,745	109,712	3,801	(103,786)		–		13,472
of which interest rate products	1,101	64,687	167	–		–		–
of which foreign exchange products	31	26,156	98	–		–		–
of which equity/index-related products	2,603	12,518	1,921	–		–		–
of which credit derivatives	0	5,963	1,211	–		–		–
Short-term borrowings	0	10,336	997	–		–		11,333
Long-term debt	0	56,657	12,749	–		–		69,406
of which structured notes over one year and up to two years	0	9,291	891	–		–		10,182
of which structured notes over two years	0	27,626	11,458	–		–		39,084
of which high-trigger instruments	0	7,621	5					7,626
of which other subordinated bonds	0	7,438	140	–		–		7,578
Other liabilities	0	6,650	1,367	(148)		–		7,869
Total liabilities at fair value	59,447	206,540	19,442	(103,934)		2		181,497
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading assets	7,885	2,489	(1,502)	4,272	(4,657)	1,290	(1,625)	169	796	(1)	0	0	0	(319)	8,797	1,076
of which debt securities	1,923	1,654	(708)	2,527	(2,000)	0	0	59	(122)	0	0	0	0	(135)	3,198	(19)
of which foreign governments	198	32	(2)	33	(49)	0	0	1	(5)	0	0	0	0	(45)	163	(5)
of which corporates	1,128	559	(564)	1,718	(1,230)	0	0	67	42	0	0	0	0	(78)	1,642	96
of which RMBS	317	902	(70)	557	(525)	0	0	(4)	(70)	0	0	0	0	(5)	1,102	(55)
of which equity securities	197	16	(21)	38	(18)	0	0	0	(67)	0	0	0	0	(3)	142	85
of which derivatives	3,534	719	(629)	0	0	1,290	(1,606)	111	834	(1)	0	0	0	(151)	4,101	999
of which interest rate products	554	99	(69)	0	0	81	(49)	(22)	71	(1)	0	0	0	(25)	639	108
of which foreign exchange derivatives	152	21	(15)	0	0	9	(24)	(2)	0	0	0	0	0	(3)	138	(5)
of which equity/index-related products	1,040	220	(240)	0	0	345	(597)	35	345	0	0	0	0	(81)	1,067	361
of which credit derivatives	879	379	(305)	0	0	700	(771)	100	211	0	0	0	0	(21)	1,172	325
of which other derivatives	909	0	0	0	0	155	(165)	0	207	0	0	0	0	(21)	1,085	210
of which other trading assets	2,231	100	(144)	1,707	(2,639)	0	(19)	(1)	151	0	0	0	0	(30)	1,356	11
Other investments	2,523	2	0	371	(107)	0	0	0	95	0	(19)	0	0	(26)	2,839	38
of which other equity investments	1,463	1	0	354	(19)	0	0	0	(11)	0	(18)	0	0	(5)	1,765	(35)
of which life finance instruments	1,052	0	0	17	(88)	0	0	0	106	0	0	0	0	(21)	1,066	74
Loans [2]	3,835	641	(375)	90	(479)	742	(569)	38	(336)	0	0	0	0	(74)	3,513	(296)
of which commercial and industrial loans [2]	1,402	390	(137)	45	(282)	447	(173)	3	(194)	0	0	0	0	(28)	1,473	(205)
of which financial institutions	1,201	44	(94)	0	(32)	275	(211)	13	(70)	0	0	0	0	(26)	1,100	(77)
of which government and public institutions	830	15	(144)	0	(163)	3	(56)	22	(47)	0	0	0	0	(13)	447	(8)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(31)	0	0	(4)	209	(31)
Other assets	1,846	1,432	(383)	2,400	(2,260)	282	(543)	16	(60)	0	0	0	0	(149)	2,581	(6)
of which loans held-for-sale	1,619	1,409	(339)	2,373	(2,259)	282	(543)	(8)	(87)	0	0	0	0	(143)	2,304	(87)
Total assets at fair value	16,334	4,564	(2,260)	7,306	(7,504)	2,314	(2,737)	223	495	(1)	(50)	0	0	(575)	18,109	781
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	35	0	0	0	(22)	(27)	433	9
Obligation to return securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading liabilities	3,854	513	(904)	210	(195)	1,602	(1,276)	184	(151)	(5)	0	0	0	(105)	3,727	577
of which equity securities	53	16	0	207	(189)	0	0	0	(15)	0	0	0	0	(2)	70	0
of which derivatives	3,801	497	(904)	0	(3)	1,602	(1,276)	184	(136)	(5)	0	0	0	(103)	3,657	575
of which interest rate derivatives	167	37	(37)	0	0	16	(25)	(1)	64	(5)	0	0	0	(5)	211	84
of which foreign exchange derivatives	98	2	(1)	0	0	10	(56)	0	42	0	0	0	0	(3)	92	47
of which equity/index-related derivatives	1,921	126	(493)	0	0	585	(486)	69	(262)	0	0	0	0	(59)	1,401	274
of which credit derivatives	1,211	333	(373)	0	0	896	(574)	117	(21)	0	0	0	0	(31)	1,558	135
Short-term borrowings	997	52	(200)	0	0	470	(706)	(2)	(118)	0	0	0	0	(13)	480	(40)
Long-term debt	12,749	1,720	(5,514)	0	0	4,294	(3,614)	461	(1,241)	0	0	87	(165)	(272)	8,505	(107)
of which structured notes over one year and up to two years	891	186	(423)	0	0	632	(435)	28	(111)	0	0	1	5	(18)	756	(30)
of which structured notes over two years	11,458	707	(5,077)	0	0	3,631	(3,140)	433	(1,138)	0	0	87	(170)	(245)	6,546	(89)
of which high-trigger instruments	5	0	0	0	0	0	(5)	0	0	0	0	0	0	0	0	0
of which other subordinated bonds	140	210	0	0	0	0	0	0	0	0	0	(1)	0	(4)	345	3
of which non-recourse liabilities	34	617	(11)	0	0	31	(21)	0	5	0	0	0	0	0	655	5
Other liabilities	1,367	168	(112)	195	(227)	64	(283)	(27)	(17)	0	84	0	0	(27)	1,185	44
Total liabilities at fair value	19,442	2,453	(6,730)	578	(423)	6,430	(5,906)	616	(1,492)	(5)	84	87	(187)	(447)	14,500	483
Net assets/(liabilities) at fair value	(3,108)	2,111	4,470	6,728	(7,081)	(4,116)	3,169	(393)	1,987	4	(134)	(87)	187	(128)	3,609	298
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M20, changes in net unrealized gains/(losses) of CHF 284 million and CHF (36) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (50) million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 119 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
48 / 49

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
											Trading revenues			Other revenues		Accumulated other comprehensive income
6M19	Balance at beginning of period	Transfers in		Transfers out	Purchases	Sales	Issuances		Settlements		On transfers out	On all other		On transfers out	On all other	On transfers out	On all other		Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	30	0		0	0	(26)	0		0		0	0		0	0	0	0		0	4	0
Trading assets	8,980	705		(1,697)	8,831	(9,435)	556		(838)		(75)	721		0	0	0	0		(96)	7,652	710
of which debt securities	2,242	484		(874)	1,597	(1,777)	0		0		16	50		0	0	0	0		(27)	1,711	163
of which foreign governments	232	0		(43)	68	(56)	0		0		3	3		0	0	0	0		(1)	206	1
of which corporates	1,260	384		(568)	1,055	(1,234)	0		0		16	6		0	0	0	0		(18)	901	158
of which RMBS	432	52		(216)	421	(379)	0		0		(1)	41		0	0	0	0		(5)	345	0
of which equity securities	132	39		(37)	57	(38)	0		0		0	4		0	0	0	0		(2)	155	(1)
of which derivatives	3,298	140		(417)	0	0	556		(818)		(88)	405		0	0	0	0		(42)	3,034	507
of which interest rate products	507	23		(9)	0	0	52		(42)		2	(6)		0	0	0	0		(15)	512	(31)
of which foreign exchange derivatives	258	11		(10)	0	0	8		(9)		0	(30)		0	0	0	0		(3)	225	(17)
of which equity/index-related products	1,054	48		(333)	0	0	199		(259)		(84)	133		0	0	0	0		(6)	752	289
of which credit derivatives	673	58		(65)	0	0	150		(360)		(7)	211		0	0	0	0		(7)	653	140
of which other derivatives	806	0		0	0	0	147		(148)		1	97		0	0	0	0		(11)	892	126
of which other trading assets	3,308	42		(369)	7,177	(7,620)	0		(20)		(3)	262		0	0	0	0		(25)	2,752	41
Other investments	1,309	48		(5)	33	(110)	0		0		0	100		0	6	0	0		(12)	1,369	207
of which life finance instruments	1,067	0		0	20	(88)	0		0		0	96		0	0	0	0		(10)	1,085	98
Loans	4,324	296		(320)	19	(190)	769		(726)		8	20		0	0	0	0		(37)	4,163	30
of which commercial and industrial loans	1,949	81		(184)	19	(118)	76		(198)		5	1		0	0	0	0		(13)	1,618	21
of which financial institutions	1,391	215		0	0	(71)	185		(503)		(1)	15		0	0	0	0		(4)	1,227	14
of which real estate	515	0		(78)	0	0	260		(11)		1	10		0	0	0	0		(10)	687	10
Other intangible assets (mortgage servicing rights)	163	0		0	9	0	0		0		0	0		0	(7)	0	0		(3)	162	(7)
Other assets	1,543	102		(178)	938	(808)	290		(178)		0	24		0	0	0	0		(15)	1,718	0
of which loans held-for-sale	1,235	96		(125)	903	(805)	290		(178)		1	45		0	0	0	0		(13)	1,449	10
Total assets at fair value	16,349	1,151		(2,200)	9,830	(10,569)	1,615		(1,742)		(67)	865		0	(1)	0	0		(163)	15,068	940
Liabilities (CHF million)
Customer deposits	453	0		0	0	0	0		0		0	31		0	0	0	32		(21)	495	31
Obligation to return securities received as collateral	30	0		0	0	(26)	0		0		0	0		0	0	0	0		0	4	0
Trading liabilities	3,589	195		(405)	388	(402)	1,091		(1,483)		81	400		0	0	0	0		(35)	3,419	594
of which debt securities	25	9		(8)	12	(32)	0		0		0	0		0	0	0	0		0	6	0
of which equity securities	37	9		0	376	(368)	0		0		0	(1)		0	0	0	0		0	53	0
of which derivatives	3,527	177		(397)	0	(2)	1,091		(1,483)		81	401		0	0	0	0		(35)	3,360	594
of which interest rate derivatives	189	5		(2)	0	0	21		(17)		0	23		0	0	0	0		(3)	216	28
of which foreign exchange derivatives	160	14		(10)	0	0	2		(24)		(1)	(9)		0	0	0	0		1	133	(12)
of which equity/index-related derivatives	1,500	77		(303)	0	0	380		(504)		78	239		0	0	0	0		(18)	1,449	539
of which credit derivatives	1,140	81		(81)	0	0	551		(782)		4	195		0	0	0	0		(11)	1,097	54
Short-term borrowings	784	122		(178)	0	0	789		(686)		6	175		0	0	0	0		(15)	997	44
Long-term debt	12,671	2,104	[2]	(2,483)	0	0	2,754	[2]	(2,387)	[2]	101	1,067	[2]	0	0	4	164	[2]	(169)	13,826	1,085
of which structured notes over one year and up to two years	528	315		(228)	0	0	544		(345)		11	58		0	0	0	9		(12)	880	37
of which structured notes over two years	11,800	1,774		(2,123)	0	0	1,974		(2,007)		77	1,006		0	0	4	156		(150)	12,511	1,050
of which high-trigger instruments	6	0		0	0	0	(1)		0		0	0		0	0	0	0		0	5	0
Other liabilities	1,327	37		(77)	35	(57)	75		(280)		(6)	30		0	161	0	0		(11)	1,234	1
Total liabilities at fair value	18,854	2,458		(3,143)	423	(485)	4,709		(4,836)		182	1,703		0	161	4	196		(251)	19,975	1,755
Net assets/(liabilities) at fair value	(2,505)	(1,307)		943	9,407	(10,084)	(3,094)		3,094		(249)	(838)		0	(162)	(4)	(196)		88	(4,907)	(815)	[2]
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 6M19, changes in net unrealized gains/(losses) of CHF (924) million and CHF 109 million were recorded in trading revenues and other revenues, respectively.

2 Prior period has been corrected.
50 / 51

Quantitative information about level 3 assets at fair value
end of 6M20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	170	–	–		–	–	–
Trading assets	8,797
of which debt securities	3,198
of which foreign governments	163	Discounted cash flow	Credit spread, in bp		76	76	76
of which corporates	1,642
of which	509	Discounted cash flow	Credit spread, in bp		(7)	1,558	606
of which	302	Market comparable	Price, in %		0	207	104
of which	622	Option model	Correlation, in %		(50)	93	42
			Gap risk, in %	[2]	0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	213	27
of which	54	Vendor price	Price, in actuals		0	1,373	1
of which RMBS	1,102	Discounted cash flow	Default rate, in %		0	14	2
			Discount rate, in %		1	40	7
			Loss severity, in %		0	100	32
			Prepayment rate, in %		0	35	9
of which equity securities	142	Vendor price	Price, in actuals		0	35,399	327
of which derivatives	4,101
of which interest rate products	639	Option model	Correlation, in %		(1)	100	73
			Prepayment rate, in %		1	27	9
			Volatility, in %		(30)	25	(2)
			Volatility skew, in %		(3)	0	(2)
of which foreign exchange products	138	Option model	Correlation, in %		5	70	29
			Prepayment rate, in %		23	27	25
of which equity/index-related products	1,067	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	93	55
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		(85)	213	16
of which credit derivatives	1,172
of which	1,026	Discounted cash flow	Correlation, in %		97	97	97
			Credit curve volatility, in %		60	103	89
			Credit spread, in bp		0	3,286	994
			Default rate, in %		1	5	3
			Discount rate, in %		3	30	20
			Funding spread, in bp		100	156	147
			Loss severity, in %		10	95	58
			Prepayment rate, in %		2	20	5
			Recovery rate, in %		0	40	19
of which	95	Market comparable	Price, in %		91	113	107
of which other derivatives	1,085	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	1,356
of which	881	Discounted cash flow	Market implied life expectancy, in years		3	14	8
of which	253	Market comparable	Price, in %		0	106	24
of which	204	Option model	Mortality rate, in %		0	70	6
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 6M20	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,839
of which other equity investments	1,765
of which	702	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	146	Market comparable	Price, in %	100	100	100
of which	857	Vendor price	Price, in actuals	1	912	282
of which life finance instruments	1,066	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,513
of which commercial and industrial loans	1,473
of which	912	Discounted cash flow	Credit spread, in bp	99	2,243	944
			Recovery rate, in %	25	40	29
of which	437	Market comparable	Price, in %	10	100	66
of which financial institutions	1,100
of which	923	Discounted cash flow	Credit spread, in bp	151	2,011	692
			Recovery rate, in %	25	40	26
of which	167	Market comparable	Price, in %	12	100	41
of which government and public institutions	447
of which	277	Discounted cash flow	Credit spread, in bp	625	866	712
			Recovery rate, in %	25	25	25
of which	157	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	209	–	–	–	–	–
Other assets	2,581
of which loans held-for-sale	2,304
of which	323	Discounted cash flow	Credit spread, in bp	117	651	385
			Recovery rate, in %	0	40	24
of which	1,945	Market comparable	Price, in %	0	130	68
Total level 3 assets at fair value	18,109
1 Weighted average is calculated based on the fair value of the instruments.

Quantitative information about level 3 assets at fair value (continued)
end of 2019	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	1	–	–		–	–	–
Trading assets	7,885
of which debt securities	1,923
of which foreign governments	198	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,128
of which	503	Market comparable	Price, in %		0	129	97
of which	913	Option model	Correlation, in %		(60)	100	63
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	27
of which RMBS	317	Discounted cash flow	Default rate, in %		0	12	2
			Discount rate, in %		1	36	13
			Loss severity, in %		0	100	46
			Prepayment rate, in %		2	45	10
of which equity securities	197	Vendor price	Price, in actuals		0	36,760	383
of which derivatives	3,534
of which interest rate products	554	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	28	10
			Volatility skew, in %		(4)	6	(1)
of which foreign exchange products	152	Option model	Correlation, in %		5	70	30
			Prepayment rate, in %		23	28	25
of which equity/index-related products	1,040	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	64
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	30
of which credit derivatives	879
of which	691	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	1,033	150
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	16
			Funding spread, in bp		100	115	102
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	7	4
			Recovery rate, in %		0	40	26
of which	142	Market comparable	Price, in %		86	110	98
of which other derivatives	909	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	2,231
of which	856	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,118	Market comparable	Price, in %		0	112	27
of which	233	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2019	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,523
of which other equity investments	1,463
of which	398	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	147	Market comparable	Price, in %	100	100	100
of which	857	Vendor price	Price, in actuals	1	869	231
of which life finance instruments	1,052	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,716
of which commercial and industrial loans	1,283
of which	996	Discounted cash flow	Credit spread, in bp	96	1,484	654
			Recovery rate, in %	25	25	25
of which	273	Market comparable	Price, in %	0	99	64
of which financial institutions	1,201
of which	984	Discounted cash flow	Credit spread, in bp	111	1,261	412
			Recovery rate, in %	25	25	25
of which	135	Market comparable	Price, in %	16	100	36
of which government and public institutions	830
of which	468	Discounted cash flow	Credit spread, in bp	457	526	500
			Recovery rate, in %	25	40	30
of which	166	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	244	–	–	–	–	–
Other assets	1,846
of which loans held-for-sale	1,619
of which	501	Discounted cash flow	Credit spread, in bp	117	381	243
			Recovery rate, in %	0	1	1
of which	1,026	Market comparable	Price, in %	0	180	91
Total level 3 assets at fair value	16,215
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 6M20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	433	Option model	Correlation, in %		(6)	100	78
			Credit spread, in bp		81	145	140
			Mean revision, in %	[2]	10	10	10
Obligation to return securities received as collateral	170	–	–		–	–	–
Trading liabilities	3,727
of which equity securities	70	Vendor price	Price, in actuals		0	323	1
of which derivatives	3,657
of which interest rate derivatives	211	Option model	Correlation, in %		(1)	100	65
			Prepayment rate, in %		1	27	6
of which foreign exchange derivatives	92
of which	9	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		190	190	190
of which	54	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	27	25
of which equity/index-related derivatives	1,401	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	49
			Volatility, in %		(85)	213	24
of which credit derivatives	1,558
of which	922	Discounted cash flow	Correlation, in %		38	45	41
			Credit curve volatility, in %		62	102	78
			Credit spread, in bp		1	5,394	475
			Default rate, in %		0	5	2
			Discount rate, in %		8	30	20
			Funding spread, in bp		100	174	132
			Loss severity, in %		0	95	59
			Prepayment rate, in %		0	7	5
			Recovery rate, in %		2	40	24
of which	586	Market comparable	Price, in %		89	113	99
of which	16	Option model	Correlation, in %		49	57	53
			Credit spread, in bp		29	3,232	430
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 6M20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Short-term borrowings	480
of which	68	Discounted cash flow	Credit spread, in bp		(28)	1,317	1,160
			Recovery rate, in %		35	40	40
of which	304	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	93	51
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		0	213	27
Long-term debt	8,505
of which structured notes over one year and up to two years	756
of which	42	Discounted cash flow	Credit spread, in bp		0	141	61
			Recovery rate, in %		25	25	25
of which	574	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	49
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		0	213	19
of which structured notes over two years	6,546
of which	1,601	Discounted cash flow	Credit spread, in bp		(28)	562	110
			Recovery rate, in %		5	49	33
of which	13	Market comparable	Price, in %		32	32	32
of which	4,802	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	93	45
			Gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(6)
			Volatility, in %		0	213	23
of which other subordinated bonds	345	–	–		–	–	–
of which non-recourse liabilities	655	Market comparable	Price, in %		0	99	51
Other liabilities	1,185	–	–		–	–	–
Total level 3 liabilities at fair value	14,500
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2019	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	474	Option model	Correlation, in %		0	100	77
			Credit spread, in bp		46	79	71
			Mean revision, in %	[2]	10	10	10
Obligation to return securities received as collateral	1	–	–		–	–	–
Trading liabilities	3,854
of which equity securities	53	Vendor price	Price, in actuals		0	66	2
of which derivatives	3,801
of which interest rate derivatives	167	Option model	Correlation, in %		0	100	47
			Prepayment rate, in %		1	28	7
of which foreign exchange derivatives	98
of which	37	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		47	147	71
of which	12	Market comparable	Price, in %		100	100	100
of which	47	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	28	25
of which equity/index-related derivatives	1,921	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	66
			Volatility, in %		0	275	26
of which credit derivatives	1,211
of which	745	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	1,041	142
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	15
			Funding spread, in bp		100	154	122
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	40	31
of which	412	Market comparable	Price, in %		89	110	99
of which	23	Option model	Correlation, in %		49	50	49
			Credit spread, in bp		17	1,225	270
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2019	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Short-term borrowings	997
of which	56	Discounted cash flow	Credit spread, in bp		(40)	937	138
			Recovery rate, in %		40	40	40
of which	847	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	62
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		1	275	39
Long-term debt	12,749
of which structured notes over one year and up to two years	891
of which	78	Discounted cash flow	Credit spread, in bp		(15)	3,206	246
			Recovery rate, in %		25	25	25
of which	813	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	100	64
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		1	275	36
of which structured notes over two years	11,458
of which	1,141	Discounted cash flow	Credit spread, in bp		(12)	1,260	40
			Recovery rate, in %		25	40	29
of which	22	Market comparable	Price, in %		43	46	43
of which	9,972	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	63
			Gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	(55)	0	(7)
			Volatility, in %		0	275	26
of which high-trigger instruments	5	–	–		–	–	–
of which other subordinated bonds	140	–	–		–	–	–
Other liabilities	1,367	–	–		–	–	–
Total level 3 liabilities at fair value	19,442
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.
Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	6M20			2019
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,448	78,323	125	85,556	85,463	93
Loans	13,231	14,326	(1,095)	12,661	13,103	(442)
Other assets [1]	8,398	10,999	(2,601)	9,710	12,006	(2,296)
Due to banks and customer deposits	(627)	(542)	(85)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,473)	(17,474)	1	(10,823)	(10,827)	4
Short-term borrowings	(12,079)	(12,523)	444	(11,333)	(11,187)	(146)
Long-term debt	(67,959)	(73,956)	5,997	(69,406)	(71,177)	1,771
Other liabilities	(659)	(1,667)	1,008	(709)	(1,681)	972

Non-performing and non-interest-earning loans [2]	904	3,759	(2,855)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	6M20		6M19
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	15	[1]
of which related to credit risk	(6)		6
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	789	[1]	1,495	[1]
Other investments [2]	205	[3]	171	[3]
of which related to credit risk	1		1
Loans	(247)	[3]	558	[1]
of which related to credit risk	(575)		74
Other assets	416	[1]	460	[3]
of which related to credit risk	(19)		111
Due to banks and customer deposits	(39)	[3]	(36)	[3]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(82)	[1]	(389)	[1]
Short-term borrowings	(16)	[3]	(559)	[3]
of which related to credit risk	1		1
Long-term debt [2]	1,842	[3]	(5,689)	[3]
of which related to credit risk	14		3
Other liabilities	(102)	[3]	76	[4]
of which related to credit risk	(124)		39
1 Primarily recognized in net interest income.
2 Prior period has been corrected.
3 Primarily recognized in trading revenues.
4 Primarily recognized in other revenues.
Gains/(losses) attributable to changes in investment-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M20	Cumulative	6M19		6M20	6M19
Financial instruments (CHF million)
Customer deposits	23	(44)	(34)		0	0
Short-term borrowings	(22)	(78)	1		0	1
Long-term debt	1,723	(813)	(1,476)		99	109
of which treasury debt over two years	1,306	383	(652)		0	0
of which structured notes over two years	300	(1,170)	(670)		99	109
Total	1,724	(935)	(1,509)		99	110
1 Amounts are reflected gross of tax.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,442	0	26,443	0	26,443
Investment securities	95	95	0	0	95
Loans	285,219	0	279,870	14,709	294,579
Other financial assets [1]	147,190	130,968	15,575	651	147,194
Financial liabilities
Due to banks and customer deposits	404,023	223,722	180,374	0	404,096
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,210	0	13,210	0	13,210
Short-term borrowings	15,783	0	15,794	0	15,794
Long-term debt	100,595	0	100,576	1,638	102,214
Other financial liabilities [2]	14,739	0	14,394	313	14,707
2019 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	287,815	0	285,575	11,562	297,137
Other financial assets [1]	114,267	100,765	12,769	719	114,253
Financial liabilities
Due to banks and customer deposits	398,032	190,251	207,786	0	398,037
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,536	0	17,536	0	17,536
Long-term debt	81,593	0	83,081	1,123	84,204
Other financial liabilities [2]	16,508	0	16,343	168	16,511
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

30 Assets pledged and collateral
> Refer to “Note 31 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 and to ”Note 35 – Assets pledged and collateral” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2019 for further information.
Assets pledged
end of	6M20	2019
CHF million
Total assets pledged or assigned as collateral	137,134	133,333
of which encumbered	66,697	69,681
Collateral
end of	6M20	2019
CHF million
Fair value of collateral received with the right to sell or repledge	419,378	412,765
of which sold or repledged	186,730	185,935
31 Litigation
> Refer to “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20 for further information.

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CREDIT SUISSE GROUP
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8070 Zurich
Switzerland
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